   As filed with the Securities and Exchange Commission on September 6, 2002


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                          ----------------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                          ----------------------------

                           YARDVILLE NATIONAL BANCORP
             (Exact Name of Registrant as Specified in its Charter)


           NEW JERSEY                                           22-2670267
(State or Other Jurisdiction of                              (I.R.S. Employer
 Incorporation or Organization)                           Identification Number)

                                 2465 Kuser Road
                           Hamilton, New Jersey 08690
                                 (609) 585-5100
               (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)

                                 Patrick M. Ryan
                      President and Chief Executive Officer
                           Yardville National Bancorp
                                 2465 Kuser Road
                           Hamilton, New Jersey 08690
                                 (609) 585-5100
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                 With copies to:


J. Bradley Boericke, Esquire           Joanne R. Soslow, Esquire
Steven J. Feder, Esquire               Morgan, Lewis & Bockius LLP
Pepper Hamilton LLP                    1701 Market Street
3000 Two Logan Square                  Philadelphia, PA 19103
18th and Arch Streets                  (215) 963-5000
Philadelphia, PA  19103
(215)  981-4000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

         If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, check the following box. / /

         If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 (the "Securities Act"), other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /

         If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

         If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                          -----------------------------


----------------------------------------------------------------------------------------------------------------------
                                           CALCULATION OF REGISTRATION FEE
----------------------------------------------------------------------------------------------------------------------
 Title of Shares to be      Amount to be      Proposed Maximum Offering      Proposed Maximum           Amount of
       Registered           Registered(2)         Price Per Unit(1)         Aggregate Offering        Registration
                                                                                Price(1)(2)           Statement Fee
------------------------- ------------------ ---------------------------- ------------------------ -------------------
      Common Stock            1,725,000                $19.16                   $33,051,000              $3,041
----------------------------------------------------------------------------------------------------------------------


(1) Estimated in accordance with Rule 457(c) solely for the purpose of determining the registration fee, based upon the average of the high and low prices of the common stock as reported on the Nasdaq National Market on September 4, 2002 for purposes of calculating the registration fee.

(2) Includes 225,000 shares of common stock that the underwriters will have the right to purchase to cover over-allotments, if any.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

                 SUBJECT TO COMPLETION, DATED SEPTEMBER 6, 2002

PROSPECTUS

                                1,500,000 Shares


                                     [LOGO]


                                  Common Stock


   We are selling shares of our common stock. Our common stock is listed on the Nasdaq National Market under the symbol "YANB." On September ____, 2002, the last sale price of our common stock as reported by the Nasdaq National Market was $___ per share.

   Investing in our common stock involves significant risks. You should read the "Risk Factors" section beginning on page 8 before investing.

   Neither the Securities and Exchange Commission nor any state securities commission or regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

   These securities are not deposits or accounts or obligations of any bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.


                                                            Per Share     Total
                                                            ---------   --------
Public offering price ..................................    $_______    $_______
Underwriting discount ..................................    $_______    $_______
Proceeds, before expenses, to Yardville National
  Bancorp...............................................    $_______    $_______


   We have granted to the underwriters, Legg Mason Wood Walker, Incorporated and Sandler O'Neill & Partners, L.P., a 30-day option to purchase up to 225,000 additional shares to cover over-allotments, if any.

   The underwriters expect to deliver the shares on or about _______, 2002, subject to customary closing conditions.




Legg Mason Wood Walker                         Sandler O'Neill & Partners, L.P.
    Incorporated





                  The date of this Prospectus is _______, 2002

                            [MAP OF BRANCH LOCATIONS
                                AND MARKET AREA]

                               TABLE OF CONTENTS



                                                                            Page
                                                                            ----
ABOUT THIS PROSPECTUS ...................................................     i
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS ...............    ii
PROSPECTUS SUMMARY ......................................................     1
RISK FACTORS ............................................................     8
USE OF PROCEEDS .........................................................    12
MARKET FOR COMMON STOCK AND DIVIDENDS ...................................    12
CAPITALIZATION ..........................................................    13
MANAGEMENT ..............................................................    14
STOCK OWNERSHIP OF MANAGEMENT AND PRINCIPAL STOCKHOLDERS ................    16
DESCRIPTION OF CAPITAL STOCK ............................................    18
UNDERWRITING ............................................................    21
LEGAL MATTERS ...........................................................    23
EXPERTS .................................................................    23
WHERE YOU CAN FIND MORE INFORMATION .....................................    24
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE .........................    24


                             ABOUT THIS PROSPECTUS

   You should rely only on the information contained in this prospectus or incorporated by reference into this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. We are not, and the underwriters are not, making offers to sell, or seeking offers to buy, shares of our common stock in jurisdictions where offers and sales are not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock. Unless otherwise indicated, all information in this prospectus assumes that the underwriters will not exercise their option to purchase additional shares of common stock to cover over-allotments.

   In this prospectus, we frequently use the terms "we," "our," "us," "Company" and "YNB" to refer to both Yardville National Bancorp and The Yardville National Bank, our wholly owned bank subsidiary. We sometimes refer to The Yardville National Bank as the "Bank." To understand this offering fully, you should read this entire document carefully, including particularly the "Risk Factors" section, as well as the documents identified in the section titled "Where You Can Find More Information."

           CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

   This prospectus and the documents incorporated by reference in this prospectus contain express and implied statements relating to the future financial condition, results of operations, plans, objectives, performance and business of YNB, which are considered forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These include statements that relate to, among other things, profitability, liquidity, loan loss reserve adequacy, plans for growth, interest rate sensitivity, market risk, regulatory compliance and financial and other goals. These forward- looking statements are subject to risks, uncertainties and assumptions, including, among other things:

      o  the results of our efforts to implement our retail strategy;

      o adverse changes in our loan portfolio and the resulting credit risk-related losses and expenses;

      o  interest rate fluctuations and other economic conditions;

      o  continued levels of our loan quality and origination volume;

      o  our ability to attract core deposits;

      o  continued relationships with major customers;

      o  competition in product offerings and product pricing;

      o adverse changes in the economy that could increase credit-related losses and expenses;

      o compliance with laws and regulatory requirements of federal and state agencies;

      o other factors, including those matters discussed in the section titled "Risk Factors"; and

      o other risks and uncertainties detailed from time to time in our filings with the Securities and Exchange Commission (the "SEC").

   Although the expectations in the forward-looking statements are based on our current beliefs and expectations, we do not assume responsibility for the accuracy and completeness of such statements. Further, we are under no duty to update any of the forward-looking statements after the date of this prospectus to conform such statements to actual results.

                               PROSPECTUS SUMMARY

   This summary highlights information contained elsewhere in, or incorporated by reference into, this prospectus. Because this is a summary, it may not contain all of the information that is important to you. Therefore, you also should read carefully the more detailed information set forth in this prospectus, our financial statements and the other information that is included in this prospectus or incorporated by reference in this prospectus, before making a decision to invest in our common stock.

                                  Our Company

   We are a registered financial holding company headquartered in Mercer County, New Jersey with total assets of $2.1 billion, total deposits of $1.2 billion and total stockholders' equity of $103.8 million at June 30, 2002. We conduct a general commercial and retail banking business through our principal operating subsidiary, The Yardville National Bank, which commenced operations as a commercial bank in 1925. We provide a broad range of lending, deposit and other financial products and services with an emphasis on commercial real estate and commercial and industrial lending to small to mid-sized businesses and individuals. Our existing and target markets are located in the corridor between New York City and Philadelphia. We currently operate 18 full-service branches, including 13 branches in our primary market of Mercer County, where we have the largest deposit market share of any New Jersey based financial or bank holding company of 13.0%. As part of our expansion strategy, we have opened three branches in Hunterdon County, New Jersey, one branch in Burlington County, New Jersey and one branch in Bucks County, Pennsylvania.

   From December 31, 1997 to June 30, 2002, we achieved substantial growth without any acquisitions, while improving our asset quality:

   o We increased our total loans from $385.8 million to $1.1 billion for a 25.5% compound annual growth rate;

   o Our ratio of nonperforming assets to total loans and other real estate owned decreased from 2.18% to 0.68%;

   o  We increased our total assets from $614.7 million to $2.1 billion; and

   o  We doubled our branch network from nine branches to 18 branches.

   Due to consolidation, we continue to see opportunities to grow our asset base both in our existing markets and by expanding into contiguous markets in New Jersey and Pennsylvania. We believe these regions have customers with banking needs that can no longer be adequately served by smaller local institutions but who still desire the personalized service that larger institutions typically do not offer. We believe that the key differentiating factors between us and our larger competitors are our philosophy of relationship banking and our in-market expertise, while our ability to enter into larger loan relationships enables us to effectively compete against smaller institutions.

                            Key Operating Strengths

   We believe the following operating strengths set us apart from our competitors and position us for further growth:

   o Relationship Banking. We target small to mid-sized businesses and individuals that value long-term banking relationships and personal service. Our senior managers directly interact with our customers, strengthening our ability to develop long-term relationships, maintain high quality service and respond quickly to customer needs. This senior level approach to serving and understanding our customers' needs enables us to personalize our products and services. We believe the continued consolidation of national and regional banks in our existing and target markets has increased the opportunities for us to attract customers with our relationship banking approach.

   o Loan Growth. Historically, we have emphasized making commercial real estate and commercial and industrial loans to small to mid-sized businesses and individuals. Our commercial loan portfolio has grown from $255.2 million at December 31, 1997 to $823.8 million at June 30, 2002. By establishing our niche as a strong commercial lender and expanding geographically, we have taken advantage of consolidation in our markets to increase commercial loan volume solely through internal growth. At June 30, 2002, 76.8% of our loans were commercial real estate and commercial and industrial loans.

   o Asset Quality. We have successfully grown our loan portfolio while at the same time maintaining high credit quality. Our significant lending experience and our hands-on, collateral based approach to developing and managing our commercial lending relationships has resulted in low levels of nonperforming assets and net charge-offs.

      o The ratio of annualized net loan charge-offs as a percent of average total loans was 0.01% for the six months ended June 30, 2002 and has averaged 0.18% for the five year period ended December 31, 2001.

      o The ratio of nonperforming assets to total assets was 0.35% at June 30, 2002, and has averaged 0.80% for the five year period ended December 31, 2001 (based on the ratios at year end).

      o The ratio of nonperforming loans to total loans was 0.57% at June 30, 2002 and has averaged 0.80% for the five year period ended December 31, 2001 (based on the ratios at year end).

      o The ratio of allowance for loan losses to nonperforming loans was 247.75% at June 30, 2002 and has averaged 198.10% for the five year period ended December 31, 2001 (based on the ratios at year end).

   o In-Market Expertise. We believe our management team has the leadership and experience to enable us to compete effectively. Our commercial lending officers have an average of over 20 years of commercial banking experience. We hire talented and experienced local bankers who understand their communities and are given the flexibility to make decisions. We have maintained strong community relationships by, among other things, supporting the active participation of our employees in local charitable, civic, school, religious and community development activities. Members of our business development board are local business leaders with significant ties to the communities we serve who, in addition to our experienced loan officers, provide insight and guidance for our business development strategies.

   o Competitive Position. We were ranked 4th in our primary market of Mercer County with a deposit market share of 13.0% according to FDIC rankings dated June 30, 2001. Both Mercer County, where the majority of our business currently is generated, and Hunterdon County, where we have most recently focused our expansion efforts, have higher household incomes than the national average. We believe that the strength of our markets, our relationship banking philosophy and our experienced management team, combined with industry consolidation, provide us with continued opportunities to expand our market share.

                                Retail Strategy

   Our goals are to further develop the earnings power and increase the value of our franchise. In order to achieve these goals, we plan to reduce our cost of funds and increase our non-interest income by attracting lower cost transaction and other core deposit accounts. Specifically, we are implementing our retail strategy by expanding our branch network, enhancing our brand image and upgrading our technology infrastructure.

   o Branch Expansion. We have opened eight new branches since 1999, including our first branches in Burlington County, Hunterdon County and Bucks County. Our focus has been expansion in Mercer County and Hunterdon County, and we intend to continue our expansion in these counties. We also plan to add branches in contiguous counties. For example, we recently received regulatory approval for a branch in Middlesex County, New Jersey and expect to open this branch by the end of 2002. We currently have strong business relationships in Middlesex County, and we believe this new branch will help us capture the lower cost deposit and fee-based business of these customers and attract new customers. We believe our relationship-oriented approach to community banking fills a void left by the consolidation of the financial services industry in these markets. We believe our branch expansion will strengthen our retail position in our markets, helping to accelerate deposit growth. In addition, from time to time, we may explore opportunities to expand through acquisitions.

   o Brand Image. While we historically have focused on commercial lending, we intend to strengthen our retail brand image in our markets. We believe expanding our branch network and upgrading our current facilities, while delivering personalized community banking services, will develop our retail brand image as a local bank for local businesses and individuals. We also plan to expand our marketing efforts to increase awareness of our broad range of products and services. We believe these improvements to our brand image will increase customer loyalty, attract new customers and improve the profitability of our business.

   o Technological Improvements. As we have grown, we have continued to strengthen our technological capabilities. By the end of 2002, we intend to complete an upgrade of our technological infrastructure so that we can improve service to existing customers and support the internal demands of our growing franchise. Our new systems will enhance our capabilities to provide financial products and services such as internet banking, including bill payment and cash management, and will enhance our ability to provide quicker service, faster updating of account statements and other detailed information to our customers. Our new systems will strengthen our internal reporting and management information systems to provide senior management access to more timely and detailed data on our operations. Further, our new systems will have the capacity to support significant growth, which we believe will enable us to continue to develop our retail banking franchise.

                              Portfolio Management

   We manage a portion of our investment portfolio with the primary objective of enhancing return on equity and earnings per share. We refer to this as our Investment Growth Strategy. The income generated from this Investment Growth Strategy has offset the costs associated with the growth of our infrastructure and enhanced total net interest income. In connection with the Investment Growth Strategy, we utilize asset liability simulation models to analyze risk and reward relationships in different interest rate environments based on the composition of investments in the portfolio and our overall interest rate risk position. The Investment Growth Strategy includes United States agency mortgage backed securities and bonds, which are funded through Federal Home Loan Bank advances and other borrowings. While the Investment Growth Strategy has minimal credit risk, it does increase our overall interest rate risk. The amount of securities managed in the Investment Growth Strategy totaled $362.7 million at June 30, 2002, and we have capped it at $380.0 million for 2002. We expect the amount of securities managed in the Investment Growth Strategy to decline over time.

                                  Market Area


   We have existing and targeted markets in Central New Jersey and Eastern Pennsylvania. Our primary market of Mercer County ranks 6th among the 21 counties in New Jersey with an average household income of $87,348. Hunterdon County, where we have opened three branches since November 2000, including two branches in 2002, ranks 3rd among counties in New Jersey with an average household income of $110,533. Burlington County, where we opened a branch in 2001, ranks 11th among counties in New Jersey with an average household income of $74,277. Bucks County, where we opened a branch in 1999, with an average household income of $79,767 ranks 3rd among the 67 counties in Pennsylvania. We have recently received regulatory approval to open our first branch in Middlesex County, which ranks 9th among counties in New Jersey with an average household income of $79,811. We also have targeted Somerset County, which ranks 2nd among counties in New Jersey with an average household income of $115,447. All of these markets currently exceed the national average household income of $61,904. All market data and rankings are as of June 30, 2001 (the most recently available data).

   Our principal and executive offices are located at 2465 Kuser Road, Hamilton, New Jersey 08690. Our telephone number is (609) 585-5100 and our website address is www.yanb.com.

                                  The Offering


Common Stock Offered...................................................    1,500,000 shares

Common Stock Outstanding After
 the Offering .........................................................    9,576,343 shares

Use of Proceeds........................................................    We intend to use the net proceeds from this offering to
                                                                           increase the Bank's capital position in anticipation of
                                                                           future growth and for other general corporate purposes.
                                                                           Promptly following this offering, we intend to
                                                                           contribute substantially all of the net proceeds to the
                                                                           Bank to increase its capital position.

Dividends..............................................................    Our annualized dividend over the past four quarters has
                                                                           been $0.44 per share.

Nasdaq National Market Symbol..........................................    YANB


   The number of shares of common stock offered assumes the underwriters' over-allotment option is not exercised. If the over-allotment option is exercised in full, we will offer, issue and sell an additional 225,000 shares, and the common stock outstanding after this offering will be 9,801,343 shares.

   In addition, the number of shares outstanding after this offering excludes 1,117,430 shares reserved for issuance under our stock option plans (of which options to purchase 977,280 shares at an average option price of $13.50 were outstanding at June 30, 2002), 68,500 shares reserved for issuance upon exercise of outstanding stock warrants exercisable at a price of $12.00 per share, which expire on June 23, 2010, and 172,000 shares held in our treasury.

                               Financial Summary

   The following table sets forth certain historical financial data of YNB and its subsidiaries on a consolidated basis. This table should be read in conjunction with our historical consolidated financial statements and related notes.


                                          At or For the Six Months
                                               Ended June 30,                At or For the Year Ended December 31,
                                          -----------------------  -------------------------------------------------------------
                                             2002         2001        2001          2000         1999         1998        1997
                                          ----------   ----------  ----------    ----------   ----------    --------    --------
                                                             (in thousands, except per share data and ratios)
Statement of Income:
Interest income.......................    $   58,790   $   59,358  $  118,948    $  100,389   $   69,719    $ 50,923    $ 40,768
Interest expense......................        36,554       41,373      82,813        62,654       39,645      28,392      21,100
                                          ----------   ----------  ----------    ----------   ----------    --------    --------
Net interest income...................        22,236       17,985      36,135        37,735       30,074      22,531      19,668
Provision for loan losses.............         1,625        1,575       3,925         3,700        3,175       1,975       1,125
Securities gains (losses), net........         1,626        1,128       3,182            46         (301)        151          24
Other non-interest income.............         2,594        2,352       4,855         3,380        3,066       2,851       2,520
Non-interest expense..................        15,125       12,947      26,835        22,861       18,457      15,337      13,341
                                          ----------   ----------  ----------    ----------   ----------    --------    --------
Income before income tax expense
 and extraordinary item ..............         9,706        6,943      13,412        14,600       11,207       8,221       7,746
Income tax expense....................         2,679        1,815       3,395         4,259        3,187       2,639       2,740
                                          ----------   ----------  ----------    ----------   ----------    --------    --------
Income before extraordinary item......         7,027        5,128      10,017        10,341        8,020       5,582       5,006
Extraordinary loss on early retirement
 of debt, net of tax benefit .........             -            -      (1,464)            -            -           -           -
                                          ----------   ----------  ----------    ----------   ----------    --------    --------
Net income............................    $    7,027   $    5,128  $    8,553    $   10,341   $    8,020    $  5,582    $  5,006
                                          ==========   ==========  ==========    ==========   ==========    ========    ========
Balance Sheet:
Assets................................    $2,119,795   $1,754,259  $1,943,389    $1,619,312   $1,123,598    $757,666    $614,686
Loans.................................     1,073,070      882,811   1,007,973       818,289      646,737     491,649     385,751
Securities............................       858,052      751,957     812,236       675,638      417,465     221,688     186,636
Deposits..............................     1,219,529      952,218   1,092,690       950,318      743,807     519,643     422,944
Borrowed funds........................       746,825      667,127     707,113       545,223      298,689     177,888     134,316
Stockholders' equity..................       103,767       82,230      93,245        78,237       58,825      40,756      39,745
Allowance for loan losses.............        15,098       11,449      13,542        10,934        8,965       6,768       5,570
Per Share Data (1):
Basic earnings per share
Income before extraordinary item......    $     0.88   $     0.69  $     1.32    $     1.47   $     1.33    $   1.11    $   0.99
Extraordinary loss, net of tax benefit             -            -       (0.19)            -            -           -           -
                                          ----------   ----------  ----------    ----------   ----------    --------    --------
Net income............................    $     0.88   $     0.69  $     1.13    $     1.47   $     1.33    $   1.11    $   0.99
                                          ==========   ==========  ==========    ==========   ==========    ========    ========
Diluted earnings per share
Income before extraordinary item......    $     0.86   $     0.69  $     1.30    $     1.47   $     1.33    $   1.10    $   0.98
Extraordinary loss, net of tax
 benefit..............................             -            -       (0.19)            -            -           -           -
                                          ----------   ----------  ----------    ----------   ----------    --------    --------
Net income............................    $     0.86   $     0.69  $     1.11    $     1.47   $     1.33    $   1.10    $   0.98
                                          ==========   ==========  ==========    ==========   ==========    ========    ========
Cash dividends........................    $     0.22   $     0.22  $     0.44    $     0.40   $     0.34    $   0.29    $   0.24
Stockholders' equity (tangible book
 value) ..............................         12.90        11.14       11.68         10.64         8.88        8.20        7.82
Other Share Data (1):
Average shares outstanding - basic....         8,018        7,384       7,601         7,022        6,015       5,017       5,052
Average shares outstanding - diluted..         8,170        7,460       7,678         7,039        6,041       5,059       5,117
Period end shares outstanding.........         8,076        7,446       8,043         7,445        6,746       4,968       5,082
Financial Ratios:
Return on average assets..............          0.70%        0.61%       0.48%         0.79%        0.83%       0.82%       0.93%
Return on average stockholders' equity         14.41        12.66        9.86         15.64        15.34       13.96       13.32
Net interest margin FTE (2)...........          2.35         2.28        2.17          3.07         3.33        3.55        3.95
Efficiency ratio (3)..................         57.17        60.32       60.75         55.54        56.20       60.07       60.06
Total loans to total assets...........         50.62        50.32       51.87         50.53        57.56       64.89       62.76

                                              (See footnotes on following page)


                                                     At or For the Six Months
                                                          Ended June 30,              At or For the Year Ended December 31,
                                                     ------------------------    ---------------------------------------------
                                                      2002              2001      2001      2000     1999      1998      1997
                                                     ------            ------    ------    ------   ------    ------    ------
                                                                   (in thousands, except per share data and ratios)
Capital Ratios:
Average stockholders equity to
 average assets ....................................    4.84%            4.79%    4.85%     5.05%    5.39%     5.84%     7.00%
Dividend payout ratio ..............................   24.19            31.20    39.06     27.46    25.40     25.96     24.63
Tier 1 leverage ratio (4) ..........................    6.52             6.67     6.92      8.13     7.90      7.68      9.53
Tier 1 capital as a percentage of
 risk-weighted assets ..............................   10.04            10.39    10.03     10.56    10.26      9.91     12.24
Total capital as a percentage of
 risk-weighted assets ..............................   11.16            11.90    11.25     11.65    11.46     11.17     13.49
Asset Quality Ratios:
Allowance for loan losses to total loans............    1.41%            1.30%    1.34%     1.34%    1.39%     1.38%     1.44%
Net loan charge offs to average total
 loans .............................................    0.01             0.25     0.15      0.24     0.17      0.18      0.14
Nonperforming loans (5) to total
 loans .............................................    0.57             0.60     0.51      0.86     0.48      0.79      1.38
Nonperforming assets (6) to total
 loans and other real estate owned .................    0.68             0.92     0.74      1.11     0.87      1.78      2.18
Nonperforming assets (6) to total
 assets ............................................    0.35             0.47     0.38      0.56     0.50      1.17      1.38
Allowance for loan losses to
 nonperforming assets ..............................  205.39           140.25   181.67    120.50   158.31     76.65     65.64
Allowance for loan losses to
 nonperforming loans (5) ...........................  247.75           215.69   264.23    155.47   291.26    174.75    104.80

---------------
(1) All share and per share data have been restated to reflect the 2.5% stock dividend declared in March 1998 and the two-for-one stock split effected in the form of a stock dividend declared in December 1997.
(2) Tax equivalent based on a 34% Federal tax rate for all periods presented (FTE = Federal tax equivalent basis).
(3) Efficiency ratio is equal to non-interest expense divided by the sum of the net interest income and non-interest income.
(4) Tier 1 leverage ratio is Tier 1 capital to average assets.
(5) Nonperforming loans include nonaccrual loans, restructured loans and loans 90 days past due or greater and still accruing.
(6) Nonperforming assets include nonperforming loans and other real estate owned.

                                  RISK FACTORS


   You should carefully consider the risk factors listed below. These risk factors may cause our future earnings or our financial condition to be less favorable than we expect. This list includes only the risk factors that we believe are most important and is not a complete list of risks. Other risks may be significant, and the risks listed below may affect us to a greater extent than indicated. You should read this section together with the other information in this prospectus and the documents that are incorporated into this prospectus by reference.

We may not be able to continue to grow our business, which may adversely impact our results of operations.

   During the last five years, our total assets have grown substantially from $614.7 million at December 31, 1997 to $2.1 billion at June 30, 2002. Our business strategy calls for continued expansion, but we do not anticipate growth to continue at this rate. Our ability to continue to grow depends, in part, upon our ability to open new branch locations, successfully attract deposits to existing and new branches and identify favorable loan and investment opportunities. In the event that we do not continue to grow, our results of operations could be adversely impacted.

We may not be able to manage our growth, which may adversely impact our financial results.

   As part of our expansion strategy, we plan to open new branches in our existing and target markets. However, we may be unable to identify attractive locations on terms favorable to us or to hire qualified management to operate the new branches, and the organizational and overhead costs may be greater than we anticipated. In addition, we may not be able to obtain the regulatory approvals necessary to open new branches. The new branches may take longer than expected to reach profitability, and we cannot assure you they will become profitable. The additional costs of starting new branches may adversely impact our financial results.

   Our ability to manage growth successfully will depend on whether we can continue to fund this growth while maintaining cost controls and asset quality, as well as on factors beyond our control, such as national and regional economic conditions and interest rate trends. If we are not able to control costs and maintain asset quality, such growth could adversely impact our earnings and financial condition.

Loss of our key personnel or an inability to hire and retain qualified personnel could adversely affect our business.

   Our future operating results are substantially dependent on the continued service of Patrick M. Ryan, our President and Chief Executive Officer, Jay G. Destribats, our Chairman of the Board, and other key personnel. The loss of the services of Mr. Ryan would have a negative impact on our business because of his lending expertise and years of industry experience. In addition, the loss of the services of Mr. Ryan or Mr. Destribats could have a negative impact on our business because of their business development skills and community involvement. Our success also depends on the experience of our branch managers and our lending officers and on their relationships with the communities they serve. The loss of these or other key persons could negatively impact our banking operations. Although we have employment agreements with Mr. Ryan, Mr. Destribats and our other key personnel, our employees may voluntarily terminate their employment at any time. We cannot assure you that we will be able to retain our key personnel or attract the qualified personnel necessary for the management of our business.

Our exposure to credit risk, because we focus on commercial lending, could adversely affect our earnings and financial condition.

   There are certain risks inherent in making loans. These risks include interest rate changes over the time period in which loans may be repaid, risks resulting from changes in the economy, risks inherent in dealing with borrowers and, in the case of a loan backed by collateral, risks resulting from uncertainties about the future value of the collateral.

   Commercial loans are generally viewed as having a higher credit risk than residential real estate or consumer loans because they usually involve larger loan balances to a single borrower and are more susceptible to a risk of default during an economic downturn. Commercial and industrial loans and commercial real estate loans, which comprise our commercial loan portfolio, were 76.8% of our total loan portfolio at June 30, 2002. Construction loans, which are included as part of our commercial real estate loans, were 9.1% of our total loan portfolio at June 30, 2002. Construction financing typically involves a higher degree of credit risk than commercial mortgage lending. Risk of loss on a construction loan depends largely on the accuracy of the initial estimate of the property's value at completion of construction compared to the estimated cost (including interest) of construction. If the estimated property value proves to be inaccurate, the loan may be undersecured.

   Because our loan portfolio contains a significant number of commercial real estate loans and commercial and industrial loans with relatively large balances, the deterioration of one or a few of these loans may cause a significant increase in nonperforming loans. An increase in nonperforming loans could cause an increase in the provision for loan losses and an increase in loan charge-offs which could adversely impact our results of operations and financial condition.

If our allowance for loan losses is not sufficient to cover actual loan losses, our earnings would decrease.

   In an attempt to mitigate any loan losses which we may incur, we maintain an allowance for loan losses based on, among other things, national and regional economic conditions and historical loss experience and delinquency trends among loan types. However, we cannot predict loan losses with certainty and we cannot assure you that charge-offs in future periods will not exceed the allowance for loan losses. In addition, regulatory agencies, as an integral part of their examination process, review our allowance for loan losses and may require additions to the allowance based on their judgment about information available to them at the time of their examination. Factors that require an increase in our allowance for loan losses could reduce our earnings.

Changes in interest rates may adversely affect our earnings and financial condition.

   Our net income depends primarily upon our net interest income. Net interest income is the difference between interest income earned on loans, investments and other interest-earning assets and the interest expense incurred on deposits and borrowed funds.

   Different types of assets and liabilities may react differently, and at different times, to changes in market interest rates. We expect that we will periodically experience "gaps" in the interest rate sensitivities of our assets and liabilities. That means either our interest-bearing liabilities will be more sensitive to changes in market interest rates than our interest- earning assets, or vice versa. When interest-bearing liabilities mature or reprice more quickly than interest-earning assets, an increase in market rates of interest could reduce our net interest income. Likewise, when interest- earning assets mature or reprice more quickly than interest-bearing liabilities, falling interest rates could reduce our net interest income. We are unable to predict changes in market interest rates, which are affected by many factors beyond our control, including inflation, recession, unemployment, money supply, domestic and international events and changes in the United States and other financial markets.

   We use an Investment Growth Strategy to increase net interest income by purchasing securities with borrowed funds. Although this Investment Growth Strategy has minimal credit risk, it does increase our overall interest rate risk. We attempt to manage risk from changes in market interest rates, in part, by controlling the mix of interest rate sensitive assets and interest rate sensitive liabilities. However, interest rate risk management techniques are not exact. A rapid increase or decrease in interest rates could adversely affect our results of operations and financial performance.

Adverse economic and business conditions in our market area may have an adverse effect on our earnings.

   Substantially all of our business is with customers located within Mercer County and contiguous counties. Generally, we make loans to small to mid-sized businesses whose success depends on the regional economy. These businesses generally have fewer financial resources in terms of capital or borrowing capacity than larger entities. Adverse economic and business conditions in our market area could reduce our growth rate, affect our borrowers ability to repay their loans and, consequently, adversely affect our financial condition and performance. Further, we place substantial reliance on real estate as collateral for our loan portfolio. A sharp downturn in real estate values in our market area could leave many of our loans undersecured. If we are required to liquidate the collateral to satisfy the debt securing a loan during a period of reduced real estate values, our earnings could be adversely affected.

Competition from other financial institutions in originating loans and attracting deposits may adversely affect our profitability.

   We face substantial competition in originating loans. This competition comes principally from other banks, savings institutions, mortgage banking companies and other lenders. Many of our competitors enjoy advantages, including greater financial resources and higher lending limits, a wider geographic presence, more accessible branch office locations, the ability to offer a wider array of services or more favorable pricing alternatives, as well as lower origination and operating costs. This competition could reduce our net income by decreasing the number and size of loans that we originate and the interest rates we may charge on these loans.

   In attracting deposits, we face substantial competition from other insured depository institutions such as banks, savings institutions and credit unions, as well as institutions offering uninsured investment alternatives, including money market funds. Many of our competitors enjoy advantages, including greater financial resources, more aggressive marketing campaigns and better brand recognition and more branch locations. These competitors may offer higher interest rates than we do, which could decrease the deposits that we attract or require us to increase our rates to retain existing deposits or attract new deposits. Increased deposit competition could adversely affect our ability to generate the funds necessary for lending operations which would increase our cost of funds.

   We also compete with non-bank providers of financial services, such as brokerage firms, consumer finance companies, insurance companies and governmental organizations which may offer more favorable terms. Some of our non-bank competitors are not subject to the same extensive regulations that govern our operations. As a result, such non-bank competitors may have advantages over us in providing certain products and services. This competition may reduce or limit our margins on banking services, reduce our market share and adversely affect our earnings and financial condition.

We continually encounter technological change, and we may have fewer resources than many of our competitors to continue to invest in technological improvements, which could reduce our ability to effectively compete.

   The financial services industry is undergoing rapid technological changes with frequent introduction of new technology-driven products and services. In addition to better serving customers, the effective use of technology increases efficiency and enables financial institutions to reduce costs. Our future success will depend, in part, upon our ability to address the needs of our customers by using technology to provide products and services to enhance customer convenience, as well as to create additional efficiencies in our operations. Many of our competitors have substantially greater resources to invest in technological improvements. We cannot assure you that we will be able to effectively implement new technology-driven products and services, which could reduce our ability to effectively compete.

Our hardware and software systems are vulnerable to damage that could harm our business.

   We rely upon our existing information systems for operating and monitoring all major aspects of our business, including deposit and loan information, as well as various internal management functions. These systems and our operations are vulnerable to damage or interruption from natural disasters, power loss, network failure, improper operation by our employees, security breaches, computer viruses or intentional attacks by third parties. Any disruption in the operation of our information systems could adversely impact our operations, which may affect our results of operations and financial condition.

Government regulation significantly affects our business.

   The banking industry is extensively regulated. Banking regulations are intended primarily to protect depositors, consumers and the Federal deposit insurance funds, not stockholders. We are subject to regulation and supervision by the Board of Governors of the Federal Reserve System. The Bank is subject to regulation and supervision by the Office of the Comptroller of the Currency. Regulatory requirements affect our lending practices, capital structure, investment practices, dividend policy and growth. The bank regulatory agencies possess broad authority to prevent or remedy unsafe or unsound practices or violations of law. We are subject to various regulatory capital requirements, which involve both quantitative measures of our assets and liabilities and qualitative judgments by regulators regarding risks and other factors. Failure to meet minimum capital requirements or comply with other regulations could result in actions by regulators that could adversely affect our ability to pay dividends or otherwise adversely impact operations. In addition, changes in laws, regulations and regulatory practices affecting the banking industry, including New Jersey's recent change in corporate income taxes, may limit the manner in which we may conduct our business. Such changes may adversely affect us, including our ability to offer new products and services, obtain financing, attract deposits, make loans and achieve satisfactory spreads and impose additional costs on us. As a public company, we are also subject to the corporate governance standards set forth in the recently enacted Sarbanes-Oxley Act of 2002, as well as any rules or regulations promulgated by the SEC or The Nasdaq Stock Market, Inc. Complying with these standards, rules and regulations may impose administrative costs and burdens on us.

Changes in New Jersey's unclaimed property law may adversely affect our financial condition.

   The State of New Jersey recently changed its unclaimed property law. The new law reduces the dormancy period from 10 years to three years after which the Bank will be required to remit abandoned property to the state. If an account has been inactive for at least three years, it will be presumed to be abandoned and must be remitted to the state. The law, which became effective on July 1, 2002, does not phase in or grandfather existing accounts. We are in the process of notifying customers who may be affected by this change and intend to comply fully with the new law. At this point, we cannot be certain of the impact, if any, this law will have on our operations. We do not expect it to materially affect our income; however, it may adversely affect our financial condition and available cash.

There is a limited trading market for our common stock; you may not be able to resell your shares at or above the price you pay for them.

   Although our common stock is listed for trading on the National Market of the Nasdaq Stock Market, the trading in our common stock has substantially less liquidity than many other companies quoted on the Nasdaq National Market. A public trading market having the desired characteristics of depth, liquidity and orderliness depends on the presence in the market of willing buyers and sellers of our common stock at any given time. This presence depends on the individual decisions of investors and general economic and market conditions over which we have no control. We cannot provide any assurance that the offering will increase the volume of trading in our common stock.

Future sales of shares of our common stock in the public market, or the perception that such sales may occur, may depress our stock price.

   If our existing stockholders sell substantial amounts of our common stock in the public market following this offering, or if there is a perception that these sales may occur, the market price of our common stock could decline. Following completion of this offering, we will have outstanding 9,576,343 shares of common stock (assuming the underwriters' over-allotment option is not exercised) that are tradable in the public market. All of our directors and executive officers and certain of our stockholders, owning in the aggregate approximately 2,400,000 shares, have agreed not to sell their shares of common stock for a period of 180 days from the effective date of the registration statement of which this prospectus is a part.

                                USE OF PROCEEDS


   We will receive net proceeds of approximately $ __________ ($__________ if the underwriters' over-allotment option is exercised in full), at an assumed public offering price of $_____ per share in this offering, after deduction of estimated offering expenses of $450,000 and underwriting discounts and commissions.

   We intend to use the net proceeds from this offering to increase the Bank's capital position in anticipation of future growth and for other general corporate purposes. Promptly following this offering, we intend to contribute substantially all of the net proceeds to the Bank to increase its capital position. We may also use a portion of the proceeds for possible acquisitions of businesses in the future. However, we have no present understanding, agreement or definitive plans relating to any specific acquisitions.

                     MARKET FOR COMMON STOCK AND DIVIDENDS

   Our common stock is listed for quotation on the Nasdaq National Market under the symbol YANB. As of August 14, 2002, there were 681 stockholders of record of our common stock.

   Set forth below are the high and low last sale prices for our common stock (as reported by The Nasdaq Stock Market, Inc.) for each quarter of 2000 and 2001, and for the first three quarters of 2002, as well as the amount of cash dividends per share we declared in each quarter.


Period
------                                                 High        Low     Dividend
                                                      -------    -------   --------
2000
First Quarter.....................................    $ 11.13    $  8.81    $ 0.10
Second Quarter....................................      10.75       8.56      0.10
Third Quarter.....................................      12.19      10.31      0.10
Fourth Quarter....................................      12.25      10.88      0.10
2001
First Quarter.....................................      14.25      12.06      0.11
Second Quarter....................................      14.45      13.56      0.11
Third Quarter.....................................      14.10      11.00      0.11
Fourth Quarter....................................      12.80      10.96      0.11
2002
First Quarter.....................................      13.45      12.26      0.11
Second Quarter....................................      19.94      12.89      0.11
Third Quarter (through September __, 2002)........                            0.11


   Dividends. In 2000, we declared four quarterly cash dividends on our common stock of $0.10 per share, for an aggregate amount of approximately $2.8 million. In 2001, we declared four quarterly cash dividends on our common stock of $0.11 per share, for an aggregate amount of approximately $3.3 million. We declared a cash dividend in the amount of $0.11 per share on our common stock in the first, second and third quarters of 2002, for an aggregate amount of approximately $2.7 million. We expect to pay a quarterly cash dividend in the fourth quarter of 2002 to holders of common stock, subject to our financial condition. Cash dividends are generally declared and paid quarterly. Because substantially all of the funds available for the payment of cash dividends are derived from the Bank, future cash dividends will depend primarily upon the Bank's earnings, financial condition, need for funds, and government policies and regulations applicable to both the Bank and us. As of December 31, 2001, the net profits of the Bank available for distribution to us as dividends without regulatory approval were approximately $11.5 million. If required payments on outstanding trust preferred securities issued by three of our subsidiaries are not made, we will be prohibited from paying dividends on our common stock.

                                 CAPITALIZATION


   The following table sets forth our historical consolidated capitalization at June 30, 2002 and as adjusted to give effect to our sale of 1,500,000 shares of common stock at an assumed offering price of $________ per share in this offering. For this table, we have assumed that our net proceeds will be approximately $__________ after deducting estimated offering expenses and underwriting discounts and commissions and that these proceeds will be invested in assets with a 20% risk weighting for regulatory capital purposes. If the underwriters' over-allotment option is exercised in full, 1,725,000 shares would be sold, resulting in net proceeds of approximately $__________ (based on an assumed offering price of $_______) after deducting estimated offering expenses and underwriting discounts and commissions. The following data should be read in conjunction with the financial information appearing elsewhere in this prospectus, as well as financial information and the other documents incorporated by reference into this prospectus.


                                                                                                   June 30, 2002
                                                                                     -----------------------------------------
                                                                                      Actual                       As Adjusted
                                                                                     --------                      -----------
                                                                                  (in thousands, except per share data and ratios)
Company Obligated Mandatorily Redeemable Trust
   Preferred Securities of Subsidiary Trust Holding Solely Junior
    Subordinated Debentures of the Company .....................................     $ 32,500                       $
Stockholders' Equity:
   Preferred stock, no par value, 1,000,000 shares authorized,
    none issued ................................................................           --
   Common stock, no par value, 12,000,000 shares authorized,
    8,248,343 shares issued, 9,748,343 as adjusted .............................       54,760
   Surplus......................................................................        2,205
   Undivided profits............................................................       45,432
   Treasury stock, at cost, 172,000 shares......................................       (3,030)
   Unallocated ESOP shares......................................................         (600)
   Accumulated other comprehensive income.......................................        5,000
                                                                                     --------
   Total Stockholders' Equity...................................................      103,767
                                                                                     --------
Total Capitalization ...........................................................     $136,267
                                                                                     ========
Book Value Per Share ...........................................................     $  12.90
Capital Ratios:
   Tier 1 leverage ratio........................................................          6.5%                                  %
   Tier 1 capital to risk-weighted assets.......................................         10.0%
   Total capital to risk-weighted assets........................................         11.2%

                                   MANAGEMENT

   The following table lists our executive officers and directors, and the directors and senior executive officers of the Bank.


Name                               Age                  Positions
  ----                             ---                  ---------
Jay G. Destribats ..............    67    Chairman of the Board of YNB and the
                                          Bank
Patrick M. Ryan ................    58    President, Chief Executive Officer and
                                          Director of YNB and
                                          the Bank
Stephen F. Carman ..............    45    Treasurer of YNB, Executive Vice
                                          President and Chief Financial
                                          Officer of the Bank
Timothy J. Losch ...............    51    Executive Vice President and Chief
                                          Operating Officer of the Bank
James F. Doran .................    59    First Senior Vice President and Senior
                                          Lending Officer of the Bank
Frank Durand, III ..............    52    First Senior Vice President and Bank
                                          Administrator of the Bank
Howard N. Hall .................    42    Assistant Treasurer of YNB, First
                                          Senior Vice President and
                                          Controller of the Bank
Eugene C. McCarthy .............    41    First Senior Vice President and Market
                                          Manager Hunterdon
                                          Region of the Bank
Stephen R. Walker ..............    58    First Senior Vice President and Chief
                                          Information Officer of the
                                          Bank
C. West Ayres ..................    74    Director of YNB and the Bank
Elbert G. Basolis ..............    41    Director of YNB and the Bank
Lorraine Buklad ................    66    Director of YNB and the Bank
Anthony M. Giampetro, M.D ......    66    Director of YNB and the Bank
Sidney L. Hofing ...............    67    Director of YNB and the Bank
Gilbert W. Lugossy .............    66    Director of YNB and the Bank
Louis R. Matlack ...............    67    Director of YNB and the Bank
Martin Tuchman .................    61    Director of YNB and the Bank
F. Kevin Tylus .................    47    Director of YNB and the Bank
Christopher S. Vernon ..........    37    Director of YNB and the Bank


   Jay G. Destribats has served as the Chairman of the Board of both YNB and the Bank since 1990. He also was a Partner in the law firm of Destribats, Campbell, DeSantis and Magee until July 1999 and is now of Counsel. Mr. Destribats also is a Commissioner of the Mercer County Improvement Authority.

   Patrick M. Ryan has served as a director and as President and Chief Executive Officer of both YNB and the Bank since November 1992. Mr. Ryan also is a member of the Federal Reserve Bank of Philadelphia's Community Bank Advisory Council and serves on the Board of Trustees of the New Jersey Bankers Association. Mr. Ryan has approximately 33 years of commercial banking experience.

   Stephen F. Carman has served as Treasurer of YNB and as Executive Vice President and Chief Financial Officer of the Bank since December 1993 and served as Secretary of YNB from December 1993 to April 2002. Mr. Carman has approximately 23 years of commercial banking experience.

   Timothy J. Losch has served as Executive Vice President and Chief Operating Officer of the Bank since June 1997. Mr. Losch has approximately 30 years of commercial banking experience.

   James F. Doran has served as First Senior Vice President and Senior Loan Officer of the Bank since April 1996. Mr. Doran has approximately 37 years of commercial banking experience.

   Frank Durand, III has served as First Senior Vice President and Bank Administrator of the Bank since December 2000 and as Senior Vice President and Bank Administrator of the Bank from February 1995 to December 2000. Mr. Durand has approximately 32 years of commercial banking experience.

   Howard N. Hall has served as Assistant Treasurer of YNB since April 2002 and as First Senior Vice President and Controller of the Bank since February 2000 and as Senior Vice President and Controller of the Bank from November 1997 to February 2000. Prior to joining the Bank in 1997, he served as Vice President and Chief Financial Officer of Commonwealth State Bank from April 1992 to October 1997. Mr. Hall has approximately 16 years of commercial banking experience.

   Eugene C. McCarthy has served as First Senior Vice President and Market Manager, Hunterdon Region, of the Bank since October 2001. After joining YNB in February 2001, Mr. McCarthy served as Senior Vice President - Lending until September 2001. Prior to joining the Bank in 2001, he served as Senior Vice President and Underwriting Site Manager for First Union National Bank from March 1998 to January 2001 and Vice President and Regional Manager from March 1995 to March 1998. Mr. McCarthy has approximately 19 years of commercial banking experience.

   Stephen R. Walker has served as First Senior Vice President and Chief Information Officer of the Bank since June 2002. Prior to joining the Bank, he served at Merrill Lynch as First Vice President and Chief Technology Officer from 2000 to 2002 and as First Vice President and Director of Core Applications Technology from 1995 to 2000. Prior to joining Merrill Lynch, in 1993 Mr. Walker had approximately 11 years of commercial banking experience.

   C. West Ayres has served as a director of YNB and the Bank since 1978. He also has been President of Ayres Pontiac-Cadillac Company, Inc. since 1968. We have a mandatory retirement policy for members of the board of directors. Mr. Ayres will reach the mandatory retirement age of 75 in October 2002.

   Elbert G. Basolis has served as a director of YNB and the Bank since 1996. He also owns and has served as President for Aqua Controls, Inc., a water consulting business, since 1982.

   Lorraine Buklad has served as a director of YNB and the Bank since 1988. She serves as a Funeral Director and President of Buklad Memorial Homes.

   Anthony M. Giampetro, M.D. has served as a director of YNB and the Bank since 1994. He also is a physician in private practice.

   Sidney L. Hofing has served as a director of YNB and the Bank since 1997. He serves as President and CEO of The Eagle Group, Inc., a real estate development and management company. Mr. Hofing also served as Chairman of General Packaging Services, Inc. from November 1986 to December 1998. Mr. Hofing also is a director of Admiralty Bancorp, a bank holding company.

   Gilbert W. Lugossy has served as a director of YNB and the Bank since 1991. He served as a member of the New Jersey State Parole Board from April 1990 to April 1997 and is now retired.

   Louis R. Matlack has served as a director of YNB and the Bank since 1997. He has been a Principal of Matlack Mediation, a mediation services firm, since 1988.

   Martin Tuchman has served as a director of YNB and the Bank since 2000. He also has served as the Chairman of the Board and Chief Executive Officer of Interpool, Inc., a container and leasing corporation.

   F. Kevin Tylus has served as a director of YNB and the Bank since 1992. He serves as President and CEO of CIGNA Dental and Senior Vice President of Cigna Health Services since November 1999. Mr. Tylus also served as Vice President/ Director of Prudential Health Care Group from July 1995 to November 1999.

   Christopher S. Vernon has served as a director of YNB and the Bank since 2002. He also has been the owner and President of Mercer Management and Development, Inc., a real estate development and management company concentrating on low and moderate-income multifamily housing, since 1983.

            STOCK OWNERSHIP OF MANAGEMENT AND PRINCIPAL STOCKHOLDERS

   The table below sets forth the beneficial ownership of our common stock as of August 1, 2002, by each person we know to beneficially own 5% or more of the common stock, each of our directors, the executive officers named individually in our most recent proxy statement and all of our directors and executive officers as a group. The number of beneficially owned shares includes shares over which the named person, directly or indirectly through any contract, arrangement, understanding, relationship or otherwise, has or shares voting power, which includes the power to vote, or direct the voting of, such security; or investment power, which includes the power to dispose of, or to direct the disposition of, such security. All shares of a named person are deemed to be subject to that person's sole voting and investment power unless otherwise indicated. Shares subject to stock options are included as outstanding shares of common stock, except if these options are not exercisable within 60 days.


                                                Number of Shares     Percent of
Name of Beneficial Owner                       Beneficially Owned   Common Stock
------------------------                       ------------------   ------------
FMR Corporation(1) ........................          743,619             9.25%
Jay G. Destribats(2) ......................          351,485             4.24%
Patrick M. Ryan(3) ........................          317,855             3.92%
Stephen F. Carman(4) ......................           71,504                *
Timothy J. Losch(5) .......................           56,624                *
Howard N. Hall(6) .........................            9,864                *
C. West Ayres(7) ..........................           85,435             1.06%
Elbert G. Basolis, Jr.(8) .................           31,534                *
Lorraine Buklad(9) ........................          144,724             1.80%
Anthony M. Giampetro M.D.(10) .............           88,656             1.10%
Sidney L. Hofing(11) ......................          196,350             2.44%
Gilbert W. Lugossy(12) ....................           19,604                *
Louis R. Matlack(13) ......................           55,063                *
Martin Tuchman(14) ........................          569,375             7.03%
F. Kevin Tylus(15) ........................          187,933             2.34%
Christopher S. Vernon(16) .................           64,025                *
Directors and Executive Officers as a
  group (19 persons).......................        2,300,125(17)        26.58%

---------------
* Less than 1%

(1) Information with respect to beneficial ownership is based on a Schedule 13F filed with the SEC on August 14, 2002. FMR Corporation's address is 82 Devonshire Street, Boston, Massachusetts 02109.

(2) Includes 42,800 shares issuable upon exercise of options held by Mr. Destribats under our 1997 Stock Option Plan (the "1997 Plan"), 52,000 shares held in the Destribats Family Trust under which Mr. Destribats is the Trustee, 3,000 shares held jointly by Mr. Destribats and his spouse, 9,921 shares in The Yardville National Bank 401(k) Plan (the "401(k) Plan"), 62,136 shares in the Yardville National Bank Employee Stock Ownership Plan Trust (the "ESOP") over which Mr. Destribats, as a trustee, shares voting rights with Mr. Ryan and Mr. Tylus (including 2,288 shares held in the ESOP for Mr. Destribats' account), and 164,376 shares and 6,748 shares issuable upon the exercise of options under our 1994 Stock Option Plan (the "1994 Plan") held by the estate of James J. Kelly of which Mr. Destribats is the executor.

(3) Includes 60,600 shares issuable upon exercise of options held by Mr. Ryan under the 1997 Plan, 3,619 shares in the 401(k) Plan, 187 shares held by Mr. Ryan as custodian for his children and/or grandchildren, 1,000 shares held by Mr. Ryan's spouse as to which Mr. Ryan disclaims beneficial ownership and 62,136 shares held in the ESOP over which Mr. Ryan, as a trustee, shares voting rights with Mr. Destribats and Mr. Tylus (including 2,288 shares held in the ESOP for Mr. Ryan's account).

 (4) Includes 57,300 shares issuable upon exercise of options held by Mr. Carman under our 1988 Stock Option Plan (the "1988 Plan") and the 1997 Plan, 1,790 shares held in the ESOP for Mr. Carman's account, 3,037 shares held jointly with Mr. Carman's wife and 225 shares held by Mr. Carman as custodian for his child.

 (5) Includes 40,490 shares issued upon the exercise of options held by Mr. Losch under the 1997 Plan, 4,156 shares in the 401(k) Plan, 1,791 shares in the ESOP for Mr. Losch's account and 166 shares held by Mr. Losch as custodian for his son.

 (6) Includes 8,560 shares issuable upon exercise of options held by Mr. Hall under the 1997 Plan and 1,253 shares held in the ESOP for Mr. Hall's account.

 (7) Includes 2,152 shares held by Mr. Ayres' spouse and 6,748 shares issuable upon exercise of options held by Mr. Ayres under the 1994 Plan.

 (8) Includes 9,100 shares held by Aqua Control Inc. and 6,748 shares issuable upon exercise of options held by Mr. Basolis, Jr. under the 1994 Plan.

 (9) Includes 6,748 shares issuable upon exercise of options held by Ms. Buklad under the 1994 Plan.

(10) Includes 6,748 shares issuable upon exercise of options held by Dr. Giampetro under the 1994 Plan, 26,908 shares held as custodian for his children and/or grandchildren, 16,400 shares held in the name of Bellarmino-Giampetro Profit Sharing Fund, 24,190 shares held in the name of Bellarmino-Giampetro Pension Voluntary Contribution Plan and 11,540 shares held in the name of Bellarmino-Giampetro-Scheurman profit sharing plan.

(11) Includes 176,977 shares held by Mr. Hofing's spouse, 12,025 shares held in the Hofing Family Limited Partnership and 6,748 shares issuable upon exercise of options held by Mr. Hofing under the 1994 Plan.

(12) Includes 6,748 shares issuable upon exercise of options held by Mr. Lugossy under the 1994 Plan and 3,043 shares held jointly with Mr. Lugossy's wife.

(13) Includes 6,748 shares issuable upon exercise of options held by Mr. Matlack under the 1994 Plan and 6,199 shares held in the Matlack Family Trust under which Mr. Matlack is a co-trustee.

(14) Includes 1,500 shares issuable upon the exercise of options held by Mr. Tuchman under the 1994 Plan, 33,000 shares held by Warren Martin Associates, 2,000 shares held by Tuchman Foundation and 15,300 shares in a retirement account in the name of Mr. Tuchman's spouse. Also includes 50,000 shares issuable upon exercise of stock purchase warrants held by Warren Martin Associates, Martom Associates and Mr. Tuchman. Mr. Tuchman's address is 211 College Road East, Princeton, New Jersey 08540.

(15) Includes 6,748 shares issuable upon exercise of options held by Mr. Tylus under the 1994 Plan, 21,165 shares held jointly with Mr. Tylus' spouse, 91,744 shares owned by Mr. Tylus' spouse as to which Mr. Tylus disclaims beneficial ownership, 3,200 shares held by Mr. Tylus as custodian for his children and/or grandchildren and 62,136 shares held in the ESOP over which Mr. Tylus, as a trustee of the ESOP, shares voting rights with Mr. Destribats and Mr. Ryan.

(16) Includes 25 shares held jointly with Mr. Vernon's spouse and 3,000 shares issuable upon exercise of stock purchase warrants held by Mr. Vernon.

(17) Includes an aggregate of 288,514 shares issuable upon exercise of options held by such persons under the 1988 Plan, the 1994 Plan, and the 1997 Plan, 53,000 shares issuable upon exercise of stock purchase warrants beneficially owned by Mr. Tuchman and Mr. Vernon and 62,136 ESOP shares over which Mr. Destribats, Mr. Ryan and Mr. Tylus have shared voting rights as trustees.

                          DESCRIPTION OF CAPITAL STOCK

   The following summary description of our capital stock is qualified in its entirety by reference to our Restated Certificate of Incorporation and By-Laws.

Capital Stock

   We are authorized to issue 13,000,000 shares of stock, consisting of 12,000,000 shares of common stock, no par value per share, and 1,000,000 shares of preferred stock, no par value per share, with presently unspecified rights. As of August 14, 2002, there were 8,076,343 shares of common stock outstanding and 989,580 shares reserved for issuance upon exercise of outstanding stock options with a weighted average price of $13.50 and 68,500 warrants to purchase common stock exercisable at a price of $12.00 per share with an expiration date of June 23, 2010. No shares of preferred stock have been issued.

Preferred Stock

   Under the terms of our Restated Certificate of Incorporation, our Board of Directors may, without stockholder approval, issue shares of preferred stock from time to time. The Board of Directors may determine the relative rights, preferences and limitations of the preferred stock including, without limitation, stated value, dividend rights, rights to convert such shares into shares of another class or series (such as common stock or another class or series of preferred stock), voting rights, liquidation preference, redemption rights, division into classes and into series within any class or classes, sinking fund provisions and similar matters, and generally to determine all the characteristics of such preferred stock, other than the total number of shares of preferred stock which the Board of Directors has authority to issue. The rights of the holders of common stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions, financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a controlling interest in YNB. We have no present plans to issue any shares of preferred stock.

Rights of Holders of Common Stock

   Dividend Rights. The holders of our common stock are entitled to receive dividends when, as and if declared by our Board of Directors, subject to the rights of holders of then outstanding shares, if any, having preferences with respect to dividends. Dividends must be paid out of funds legally available for the payment of dividends. The only statutory limitation is that such dividends may not be paid when YNB is insolvent and may be paid only out of statutory surplus. If we do not make required payments on outstanding trust preferred securities, we will be prohibited from paying dividends on our common stock. In addition, funds for the payment of dividends by YNB must come primarily from the earnings of the Bank. As a practical matter, any dividend restrictions on the subsidiaries of YNB act as restrictions on the amount of funds available for the payment of dividends which can be paid by YNB itself. See "Market for Common Stock and Dividends" on page 12.

   Voting Rights. Each holder of common stock is entitled to one vote per share. The quorum for stockholders' meetings is a majority of the outstanding shares entitled to vote represented in person or by proxy.

   Provisions Regarding Certain Business Combinations. Article VIII of the Restated Certificate of Incorporation requires the affirmative vote of the holders of at least 80% of the outstanding shares of our capital stock entitled to vote generally in the election of directors to approve certain mergers and other business combinations. Such business combinations include those involving YNB and any holder of 10% or more of the common stock (an "Interested Stockholder"). There are two exceptions to this provision. First, if a majority of the Board of Directors who are unaffiliated with an Interested Stockholder and who were directors before the Interested Stockholder became an Interested Stockholder approve the transaction, the supermajority stockholder vote is not required. Second, if certain minimum price, form of consideration and procedural requirements are met, the supermajority stockholder vote is not required. If either of these exceptions are met, only a simple majority vote is required for approval, unless otherwise required by law or another provision of our Restated Certificate of Incorporation.

   As of August 1, 2002, our directors and executive officers possessed sole or shared voting power with respect to approximately 23% of the outstanding common stock. The share ownership of our current directors and executive officers as of August 1, 2002, will represent approximately 19% of the outstanding common stock after the completion of this offering. In addition, as of August 1, 2002, our directors and officers had the right to acquire an additional 346,762 shares of common stock under options and warrants that are exercisable within 60 days of the date of this prospectus. See "Stock
Ownership of Management and Principal Stockholders" on page 16. Consequently, the directors and executive officers possess sufficient voting power to significantly affect the vote on, and perhaps prevent, certain mergers and other business combinations.

   Election, Classification and Removal of Directors. Our Restated Certificate of Incorporation provides for a classified Board of Directors, with approximately one-third of the entire Board of Directors being elected each year and with directors serving for terms of three years. Directors are elected by a plurality of votes cast. Holders of common stock do not have cumulative voting rights. Our Restated Certificate of Incorporation provides that any director, or the entire Board of Directors, may be removed at any time by our stockholders, with or without cause, by the affirmative vote of the holders of at least 80% of the shares entitled to vote for the election of directors. These provisions, coupled with the Board of Director's authority to issue preferred stock, may have the effect of deterring hostile takeovers, enhancing the ability of current management to remain in control of YNB, and generally making the acquisition of a controlling interest in YNB more difficult.

   Approval of Major Transactions. Except for mergers and certain business combinations with Interested Stockholders and the adoption of any plan or proposal for the liquidation or dissolution of YNB proposed by or on behalf of an Interested Stockholder or any affiliate of any Interested Stockholder, we are able to amend our Restated Certificate of Incorporation (except as otherwise stated in that document), to merge or consolidate with other corporations, to make a bulk sale of our assets not in the regular course of business and to dissolve, if the majority of the votes cast at the stockholders meeting (at which a quorum is present) called for the purpose of considering any such action are cast in favor of the proposal.

   Liquidation Rights. In the event of liquidation, dissolution or winding up of YNB, holders of our common stock are entitled to receive equally and pro rata per share any assets distributable to stockholders, after payment of debts and liabilities and after the distribution to holders of any outstanding preferred stock or any other outstanding shares hereafter issued which have prior rights upon liquidation.

   Other Matters. Holders of common stock do not have preemptive rights or conversion rights with respect to any securities of YNB. Except in connection with certain business combinations and except as noted below, we can issue new shares of authorized but unissued common stock and/or preferred stock without stockholder approval. The bylaws of The Nasdaq Stock Market, Inc. governing the Nasdaq National Market, on which our common stock is quoted, require issuers to obtain stockholder approval for the issuance of securities in connection with the acquisition of a business, company, assets, property, or securities representing such interests where the present or potential issuance of common stock or securities convertible into common stock in connection with such acquisition could result in an increase of 20% or more in the outstanding shares of common stock. Accordingly, the future issuance of common stock or a series of preferred stock convertible into common stock may require stockholder approval under those rules.

Anti-Takeover Effects of the New Jersey Shareholders Protection Act

   We are subject to the provisions of Section 14A-10A of the New Jersey Business Corporation Act, which is known as the "New Jersey Shareholders Protection Act." Under the New Jersey Shareholders Protection Act, we are prohibited from engaging in any "business combination" with any "interested shareholder" for a period of five years following the time at which that shareholder becomes an "interested shareholder" unless the business combination is approved by our Board of Directors before that shareholder became an "interested shareholder." Covered business combinations include certain mergers, dispositions of assets or shares and recapitalizations. An "interested shareholder" is (1) any person that directly or indirectly beneficially owns 10% or more of the voting power of our outstanding voting stock; or (2) any of our affiliates or associates (as such terms are defined in the New Jersey Shareholders Protection Act) that directly or indirectly beneficially owned 10% or more of the voting power of our then-outstanding stock at any time within a five-year period immediately prior to the date in question.

   In addition, under the New Jersey Shareholders Protection Act, we may not engage in a business combination with an interested shareholder at any time unless:

   o our Board of Directors approved the business combination prior to the time the shareholder became an interested shareholder;

   o the holders of two-thirds of our voting stock not beneficially owned by the interested shareholder affirmatively vote to approve the business combination at a meeting called for that purpose; or

   o the consideration received by the non-interested shareholders in the business combination meets the standards of the statute, which is designed to ensure that all other shareholders receive at least the highest price per share paid by the interested shareholder.

Transfer Agent

   First City Transfer Company, Iselin, New Jersey, serves as the transfer agent of our issued and outstanding common stock.

                                  UNDERWRITING

   Legg Mason Wood Walker, Incorporated and Sandler O'Neill & Partners, L.P. have entered into an underwriting agreement with us to purchase shares of our common stock from us and to offer the shares to the public as described below. Legg Mason Wood Walker, Incorporated and Sandler O'Neill & Partners, L.P. are referred to in this section as the "underwriters." Subject to the terms of the underwriting agreement, each of the underwriters has agreed to purchase from us the number of shares of common stock shown opposite its name below.

     Underwriters                                    Number of Shares of Common Stock
     ------------                                    --------------------------------
     Legg Mason Wood Walker, Incorporated ........
     Sandler O'Neill & Partners, L.P. ............
                                                                 ---------
        Total ....................................               1,500,000
                                                                 =========

   The underwriting agreement provides that the obligations of the underwriters to purchase shares of common stock depend on the satisfaction of certain conditions contained in the underwriting agreement, and that if any of the shares of common stock are purchased by the underwriters under the underwriting agreement, then all of the shares of common stock which the underwriters have agreed to purchase must be purchased (other than those covered by the over-allotment option described below). The conditions contained in the underwriting agreement include, among others, the requirement that the representations and warranties made by us to the underwriters are true, that we have performed certain agreements that we have made with respect to this offering and that there is no material adverse change in the financial markets or our operations.

   The underwriters have advised us that they propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus, and to certain dealers at such public offering price less a selling concession not in excess of $_____ per share. The underwriters may allow, and these dealers may re-allow, a concession not in excess of $_____ per share to other brokers and dealers. After the commencement of this offering, the underwriters may change the offering price and other selling terms.

   We have granted to the underwriters an option to purchase up to an aggregate of 225,000 additional shares of common stock, exercisable solely to cover over-allotments, if any, at the public offering price less the underwriting discounts and commissions shown on the cover page of this prospectus. The underwriters may exercise this option at any time until 30 days after the date of this prospectus. If this option is exercised, each underwriter will be committed, so long as the conditions of the underwriting agreement are satisfied, to purchase a number of additional shares of common stock proportionate to the initial commitment of that underwriter as indicated in the preceding table, and we will be obligated to sell the shares of common stock to the underwriters in accordance with that over-allotment option.

   We have agreed that, without the prior consent of the underwriters, we will not directly or indirectly, offer, sell or otherwise dispose of any shares of common stock or any securities which may be converted into common stock for a period of 180 days after the effective date of the registration statement of which this prospectus is a part, subject to certain exceptions. All of our executive officers and directors and certain other stockholders have agreed that, without the prior written consent of the underwriters, they will not, directly or indirectly, offer, sell or otherwise dispose of any shares of common stock or any securities which may be converted into or exchanged for such shares for a period ending 180 days after the effective date of the registration statement of which this prospectus is a part subject to certain exceptions.

   The following table shows the public offering price, underwriting discount and proceeds before expenses to YNB. The information assumes either no exercise or full exercise by the underwriters of their over-allotment option.

                                                                                     Per share    Without option   With option
                                                                                     ---------    --------------   -----------
     Public Offering Price.......................................................      $              $               $
     Underwriting Discount.......................................................
     Proceeds, before expenses, to YNB...........................................

   In addition to the underwriting discounts and commissions shown on the cover page of this prospectus, we will reimburse the underwriters for their legal expenses in an amount not to exceed $50,000. The expenses of the offering, not including the underwriting discount, are estimated at $450,000 and are payable by YNB.

   In connection with this offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of common stock in excess of the number of shares to be purchased by the underwriters in this offering, which creates a syndicate short position. "Covered" short sales are sales of shares made in an amount up to the number of shares represented by an underwriters' over-allotment option. In determining the source of shares to close out the covered syndicate short position, an underwriter will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which it may purchase shares through the over-allotment option. Transactions to close out the covered syndicate short position involve either purchases in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make "naked" short sales of shares in excess of the over-allotment option. An underwriter must close out any naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if an underwriter is concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in this offering. Stabilizing transactions consist of bids for, or purchases of, shares in the open market while the offering is in progress.

   The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the underwriters repurchase shares originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.

   Any of these activities may have the effect of preventing or retarding a decline in the market price of the common stock. They may also cause the price of the common stock to be higher than the price that would otherwise exist on the open market in the absence of these transactions. The underwriters may conduct these transactions on the Nasdaq National Market, in the over-the-counter market or otherwise.

   Neither we nor either of the underwriters makes any representation or prediction as to the direction or magnitude of any affect that the transactions described above may have on the price of the common stock. In addition, neither we nor either of the underwriters makes any representation that the underwriters will engage in any such transactions or that such transactions, once commenced, will not be discontinued without notice.

   In connection with this offering, the underwriters and any selling group members who are qualified market makers on the Nasdaq National Market may also engage in passive market making transactions in our common stock on the Nasdaq National Market. Passive market making consists of displaying bids on the Nasdaq National Market limited by the prices of independent market makers and effecting purchases limited by those prices in response to order flow. Rule 103 of Regulation M promulgated by the SEC limits the amount of net purchase that each passive market maker may make and the displayed size of each bid. Passive market making may stabilize the market price of our common stock at a level above that which might otherwise prevail in the open market and, if commenced, may be discontinued at any time.

   We have agreed to indemnify the underwriters and persons who control the underwriters against liabilities, including liabilities under the Securities Act of 1933 (the "Securities Act") and liabilities arising from breaches of the representations and warranties contained in the underwriting agreement, and to contribute to payments that the underwriters may be required to make for these liabilities.

   The underwriters have in the past and may in the future, from time to time, engage in transactions and perform services for us, including underwritings, private placements and general investment banking services.

                                 LEGAL MATTERS

   The validity of the shares of common stock offered hereby will be passed upon for us by Pepper Hamilton LLP, Philadelphia, Pennsylvania. Certain matters in connection with this offering will be passed upon for the underwriters by Morgan, Lewis & Bockius LLP, Philadelphia, Pennsylvania.

                                    EXPERTS

   The consolidated financial statements of YNB and its subsidiaries as of December 31, 2001 and 2000, and for each of the years in the three-year period ended December 31, 2001, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

   We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information that we file with the SEC at the SEC's public reference room at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC maintains a website at "www.sec.gov" that contains reports, proxy and information statements, and other information regarding companies that file electronically with the SEC, including YNB. You may also find copies of reports, proxy and information statements we file electronically with the SEC via a link to "Investor News" from our website at "www.yanb.com."

   We have filed a Registration Statement on Form S-3 to register the common stock to be sold by us in this offering. This prospectus is a part of that Registration Statement. As allowed by SEC rules, this prospectus does not contain all the information you can find in the Registration Statement or the exhibits to that Registration Statement.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

   SEC regulations allow us to "incorporate by reference" information into this prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered part of this prospectus. Information incorporated by reference from earlier documents is superseded by information set forth herein and information that has been incorporated by reference from more recent documents.

   The following documents filed by YNB with the SEC are incorporated in this prospectus by reference:

   o  Our Annual Report on Form 10-K for the Fiscal Year Ended December 31,
      2001;

   o Our Quarterly Report on Form 10-Q for the Fiscal Quarter Ended March 31, 2002;

   o  Our Quarterly Report on Form 10-Q for the Fiscal Quarter Ended June 30,
      2002;

   o Our Registration Statement on Form 8-A filed on May 17, 1995 describing the terms, rights and provisions applicable to the common stock, including any amendments or reports filed for the purpose of updating such description; and

   o In addition, all documents subsequently filed by YNB pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, after the date of the initial registration statement and prior to effectiveness of the registration statement shall be deemed incorporated by reference herein from their respective dates of filing.

   You can obtain any of the documents incorporated by reference from the SEC or the SEC's Internet web site as described above. Documents incorporated by reference also are available from us without charge, including any exhibits specifically incorporated by reference therein. You may obtain documents incorporated by reference in this prospectus by requesting them in writing or by telephone from YNB at the following address:

            Mr. Stephen F. Carman
            Treasurer
            Yardville National Bancorp
            2465 Kuser Road
            Hamilton, NJ 08690
            Telephone: (609) 631-6222

   You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with information that is different from what is contained in this prospectus. This prospectus is dated _______, 2002. You should not assume that the information contained in this prospectus is accurate as of any date other than that date.

===============================================================================



                                1,500,000 SHARES






                                     [LOGO]






                                  Common Stock






                              ___________________

                                   PROSPECTUS
                              ___________________











Legg Mason Wood Walker                         Sandler O'Neill & Partners, L.P.
    Incorporated


                                 _______, 2002












===============================================================================

                                     PART II


                     INFORMATION NOT REQUIRED IN PROSPECTUS



Item 14.  Other Expenses of Issuance and Distribution.

         The estimated expenses payable by the registrant in connection with the issuance and distribution of the securities being registered are estimated (except for the SEC and NASD filing fees) as follows:

         SEC Registration Fee........................................  $3,041
         Nasdaq Additional Listing Fee...............................  $17,250
         NASD Filing Fee.............................................  $3,806
         Legal Fees..................................................  $300,000
         Printing....................................................  $25,000
         Accounting Fees and Expenses................................  $75,000
         Miscellaneous ..............................................  $25,903

         Total.......................................................  $450,000
                                                                       ========


Item 15. Indemnification of Directors and Officers.

         Statutory Indemnification. We refer you to Section 14A:3-5 of the New Jersey Business Corporation Act, as amended (the "Act"), which sets forth the extent to which a corporation may indemnify its directors, officers, employees and agents. More specifically, such law empowers a corporation to indemnify a corporate agent against his or her expenses and liabilities incurred in connection with any proceeding (other than a derivative law suit) involving the corporate agent by reason of his or her being or having been a corporate agent if (a) the corporate agent acted in good faith or in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and (b) with respect to any criminal proceeding, the corporate agent had no reasonable cause to believe his or her conduct was unlawful. For purposes of such law, the term "corporate agent" means any person who is or was a director, officer, employee or agent of the indemnifying corporation or of any constituent corporation absorbed by the indemnifying corporation in a consolidation or merger and any person who is or was a director, officer, trustee, employee or agent of any other enterprise, serving as such at the request of the indemnifying corporation, or of any such constituent corporation, or the legal representative of any such director, officer, trustee, employee or agent. For purposes of this section, "proceeding" means any pending, threatened or completed civil, criminal, administrative or arbitrative action, suit, or proceeding, and any appeal therein and any inquiry or investigation which could lead to such action, suit or proceeding.

         With respect to any derivative action, the corporation is empowered to indemnify a corporate agent against his or her expenses (but not his or her liabilities) incurred in connection with any proceeding involving the corporate agent by reason of his or her being or having been a corporate agent if the agent acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation. However, only a court can empower a corporation to indemnify a corporate agent against expenses with respect to any claim, issue or matter as to which the agent was adjudged liable to the corporation.

         The corporation may indemnify a corporate agent against his or her expenses in a specific case under Section 14A:3-5(2) of the Act and, unless ordered by a court, under Section 14A:3-5(3) of the Act if a determination is made by any of the following that the applicable standard of conduct was met by such corporate agent: (i) the Board of Directors, or a committee thereof, acting by a majority vote of a quorum consisting of disinterested directors; (ii) by independent legal counsel, if there is not a quorum of disinterested directors or if the disinterested quorum empowers counsel to make the determination; or
(iii) by the stockholders.

         A corporate agent is entitled to mandatory indemnification to the extent that the agent is successful on the merits or otherwise in any proceeding, or in defense of any claim, issue or matter in the proceeding. If a corporation fails or refuses to indemnify a corporate agent, whether the indemnification is permissive or mandatory, the agent may apply to a court to grant him or her the requested indemnification. In advance of the final disposition of a proceeding, the Board of Directors may direct the corporation to pay an agent's expenses if the agent agrees to repay the expenses in the event that it is ultimately determined that he or she is not entitled to indemnification.

         The indemnification and advancement of expenses provided by or granted pursuant to the statute do not exclude any other rights, including the right to be indemnified against liabilities and expenses incurred in proceedings by or in the right of the corporation, to which a corporate agent may be entitled under a certificate of incorporation, bylaw, agreement, vote of shareholders, or otherwise; provided that no indemnification may be made to or on behalf of a corporate agent if a judgment or other final adjudication adverse to the corporate agent establishes that his acts or omissions (a) were in breach of his duty of loyalty to the corporation or its shareholders, as defined in Section 14A:2-7(3) of the Act, (b) were not in good faith or involved a knowing violation of law or (c) resulted in receipt by the corporate agent of an improper personal benefit.

         Indemnification Pursuant to Restated Certificate of Incorporation of the Registrant. In accordance with the foregoing statutory provision, Article VI of our Restated Certificate of Incorporation provides as follows:

"The Corporation shall indemnify its officers, directors, employees, and agents and former officers, directors, employees and agents, and any other persons serving at the request of the Corporation as an officer, director, employee or agent of another corporation, association, partnership, joint venture, trust, or other enterprise, against expenses (including attorneys' fees, judgments, fines, and amounts paid in settlement) incurred in connection with any pending or threatened action, suit, or proceeding, whether civil, criminal, administrative or investigative, with respect to which such officer, director, employee, agent or other person is a party, or is threatened to be made a party, to the full extent permitted by the New Jersey Business Corporation Act. The indemnification provided herein shall not be deemed exclusive of any other right to which any person seeking indemnification may be entitled under any by-law, agreement, or vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity; and shall inure to the benefit of the heirs, executors, and the administrators of any such person. The Corporation shall have the power to purchase and maintain insurance on behalf of any persons enumerated above against any liability asserted against him and incurred by him in any such capacity, arising out of his status as such, whether or not the Corporation could have the power to indemnify him against such liability under the provisions under this Article VI."

Item 16. Exhibits

         1.1      Form of Underwriting Agreement*

         4.1 See Exhibits 3.1 and 3.2 for YNB's Certificate of Incorporation and By-Laws, which contain provisions defining the rights of shareholders of YNB. (Exhibit 3.1 is incorporated by reference to Exhibit 3.1 to YNB's Annual Report on Form 10-K for the fiscal year ended December 31, 1997.) (Exhibit 3.2 is incorporated by reference to Exhibit 3.2 to the 1996 SB-2.)

         5.1      Opinion of Pepper Hamilton LLP

         10.1 Real property lease between the Bank and BYN, LLC for our branch located at 1041 Route 206, Bordentown, New Jersey.

         10.2 Real property lease between the Bank and FYNB, LLC for our branch located in Raritan, New Jersey.

         10.3 Real property lease between the Bank and Union Properties, LLC for our branch located at 1575 Brunswick Avenue, Lawrence, New Jersey.

         10.4 Real property lease between the Bank and The Lalor Urban Renewal Limited Partnership for our branch located in the Lalor Plaza in Trenton, New Jersey.

         10.5 Employment Contract between Registrant and Stephen F. Carman (Exhibit 10.5 is incorporated by reference to Exhibit 10.3 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2000)

         10.6 Employment Contract between Registrant and James F. Doran (Exhibit 10.6 is incorporated by reference to Exhibit 10.4 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2000)

         10.7 Employment Contract between Registrant and Eugene C. McCarthy. (Exhibit 10.7 is incorporated by reference to Exhibit 10.5 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2001)

         10.8 Employment Contract between Registrant and Mary C. O'Donnell . (Exhibit 10.8 is incorporated by reference to Exhibit 10.6 to the Registrant's Annual Report on Form 10-K for the fiscal year ended by December 31, 2000)

         10.9 Employment Contract between Registrant and Frank Durand III. (Exhibit 10.9 is incorporated by reference to Exhibit 10.7 to the Registrant's Annual Report on Form 10-K for the fiscal year ended by December 31, 2000)

         10.10 Supplemental Executive Retirement Plan Summary for the benefit of Patrick M. Ryan. (Exhibit 10.8 is incorporated by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31,
2001)

         10.11 Supplemental Executive Retirement Plan Summary for the Benefit of Jay G. Destribats. (Exhibit 10.11 is incorporated by reference to Exhibit
10.9 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2001)

*To be filed by amendment

         10.12 1988 Stock Option Plan. (Exhibit 10.12 is incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1997, as amended by Form 10-Q/A filed on August 15, 1997)

         10.13 Supplemental Executive Retirement Plan (Exhibit 10.13 is incorporated by reference to Exhibit 10.11 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2001)

         10.14 Directors' Deferred Compensation Plan (Exhibit 10.14 is incorporated by reference to the Registrant's Annual Report on Form 10-KSB/A filed July 25, 1995)

         10.15 Supplemental Executive Retirement Plan Summary for the Benefit of Stephen F. Carman.

         10.16 1997 Stock Option Plan (Exhibit 10.16 is incorporated by reference to the Registrant's Registration Statement on Form S-8 (Registration No. 333-28193))

         10.17 Employment contract between Registrant and Howard N. Hall (Exhibit 10.17 is incorporated by reference to Exhibit 10.15 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2000)

         10.18 Employment contract between Registrant and Timothy J. Losch (Exhibit 10.18 is incorporated by reference to Exhibit 10.16 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2000)

         10.19 Supplemental Executive Retirement Plan Summary for the Benefit of Timothy J. Losch. (Exhibit 10.19 is incorporated by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31,
2001)

         10.20 1994 Stock Option Plan (Exhibit 10.20 is incorporated by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1998, as amended by Form 10-Q/A filed June 9,
1998)

         10.21 Lease agreement between Crestwood Construction and the Bank dated May 25, 1998. (Exhibit 10.21 is incorporated by reference to Exhibit 10.27 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1998)

         10.22 Yardville National Bank Employee Stock Ownership Plan, as amended. (Exhibit 10.22 is incorporated by reference to the Registrant's Statement on Form S-8 (Registration No. 333-71741))

         10.23 Employment contract between Registrant and Stephen R. Walker (Exhibit 10.23 is incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2002)

         23.1     Consent of KPMG LLP

         23.2     Consent of Pepper Hamilton LLP (included in Exhibit 5.1)

         24.1     Power of Attorney (see page II-6)

Item 17.  Undertakings

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(i) for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

(ii) for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(iii) for purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the Hamilton Township, State of New Jersey on September 6, 2002.

                                YARDVILLE NATIONAL BANCORP


                                By:      /s/ Patrick M. Ryan
                                         ---------------------------------------
                                         Patrick M. Ryan,
                                         President and Chief Executive Officer

                                POWER OF ATTORNEY


         Pursuant to the requirements of the Securities Act, this registration statement has been signed below by the following persons in the capacities and on the dates indicated. Each person whose signature appears below hereby constitutes and appoints Patrick M. Ryan and Stephen F. Carman his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution for him or her in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, or any registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act, and to file the same, with exhibits thereto and other documents in connection therewith or in connection with the registration of the common stock offered hereby under the Exchange Act, with the SEC, granting unto such attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary in connection with such matters and hereby ratifying and confirming all that such attorney-in-fact and agent or his substitutes may do or cause to be done by virtue hereof.

           Name                                                   Title                              Date
----------------------------                     --------------------------------------       -------------------
 /s/Jay G. Destribats                            Chairman of the Board                        September 6, 2002
 ---------------------------
 Jay G. Destribats

 /s/Patrick M. Ryan                              President, Chief Executive Officer and       September 6, 2002
 ---------------------------                     Director (Principal Executive Officer)
 Patrick M. Ryan

 /s/Stephen F. Carman                            Treasurer (Principal Financial Officer       September 6, 2002
 ---------------------------                     and Principal Accounting Officer)
 Stephen F. Carman

 /s/C. West Ayres                                Director                                     September 6, 2002
 ---------------------------
 C. West Ayres

 /s/Elbert G. Basolis, Jr.                       Director                                     September 6, 2002
 ---------------------------
 Elbert G. Basolis, Jr.

 /s/Lorraine Buklad                              Director                                     September 6, 2002
 ---------------------------
 Lorraine Buklad

 /s/Anthony M. Giampetro, M.D.                   Director                                     September 6, 2002
 -----------------------------
 Anthony M. Giampetro, M.D.


 /s/Sidney L. Hofing                             Director                                     September 6, 2002
 ---------------------------
 Sidney L. Hofing

 /s/Gilbert W. Lugossy                           Director                                     September 6, 2002
 ---------------------------
 Gilbert W. Lugossy

 /s/Louis R. Matlack                             Director                                     September 6, 2002
 ---------------------------
 Louis R. Matlack

 /s/ Martin Tuchman                              Director                                     September 6, 2002
 ---------------------------
 Martin Tuchman

 /s/ F. Kevin Tylus                              Director                                     September 6, 2002
 ---------------------------
 F. Kevin Tylus

 /s/ Christopher S. Vernon                       Director                                     September 6, 2002
 ---------------------------
 Christopher S. Vernon

                                  Exhibit Index

         5.1      Opinion of Pepper Hamilton LLP

         10.1 Real property lease between the Bank and BYN, LLC for our branch located at 1041 Route 206, Bordentown, New Jersey.

         10.2 Real property lease between the Bank and FYNB, LLC for our branch located in Raritan, New Jersey.

         10.3 Real property lease between the Bank and Union Properties, LLC for our branch located at 1575 Brunswick Avenue, Lawrence, New Jersey.

         10.4 Real property lease between the Bank and The Lalor Urban Renewal Limited Partnership for our branch located in the Lalor Plaza in Trenton, New Jersey.

         10.15 Supplemental Executive Retirement Plan Summary for the Benefit of Stephen F. Carman.

         23.1     Consent of KPMG LLP

         23.2     Consent of Pepper Hamilton LLP (included in Exhibit 5.1)

         24.1     Power of Attorney (see page II-6)